

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-Mail
Mitsuhiro Kamiya, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Izumi Garden Tower, 21ˢᵗ Floor
1-6-1 Roppongi, Minato-ku
Tokyo, Japan 106-6021

> **Re:** **Astex Pharmaceuticals, Inc.**
> **Schedule TO-T filed on September 13, 2013**
> **Filed by Autumn Acquisition Corporation et al.**
> **File No. 5-48769**

Dear Mr. Kamiya:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Offer to Purchase

If I decide not to tender, how will the Offer affect my Shares, page S-vi

1. Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that securities that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by security holders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

Introduction, page 1

2. We note that you may effectuate the merger pursuant to Section 251(h) or 253 of the DGCL. Please revise to describe how these different options for effecting the squeeze out of Astex shares affect the rights of minority shareholders, if at all, including any differences with respect to how appraisal rights are perfected.

3. Please revise, here or in another appropriate section, to further describe the exercise of appraisal rights, including when the bidder or Astex will provide additional notice describing those rights under the DGCL and the timeframe for perfecting any appraisal rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

· the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Kenton King, Esq.
        Hiroshi Sarumida, Esq.